UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                            Hormel Foods Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  440452-10-0
                                  CUSIP Number


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))

                                  SCHEDULE 13G


CUSIP NO.44-452-10-0

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  The Hormel Foundation
                  41-0694716

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a)[     ]
                                 (b)[     ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           5.      SOLE VOTING POWER
         NUMBER OF                    32,031,361
         SHARES
         BENEFICIALLY      6.       SHARED VOTING POWER
         OWNED BY                     None
         EACH
         REPORTING         7.      SOLE DISPOSITIVE POWER
         PERSON                       32,031,361
         WITH
                           8.      SHARED DISPOSITIVE POWER
                                      None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  32,031,361

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                    [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  43.58

12.      TYPE OF REPORTING PERSON*
                  CO

Item 1 (a)  Name of Issuer:
                           Hormel Foods Corporation

Item 1 (b)  Address of Issuer's Principal Executive Offices:
                           1 Hormel Place, Austin, Minnesota 55912-3680

Item 2 (a)  Name of Person Filing:
                           The Hormel Foundation

Item 2 (b)  Address of Principal Business Office, or, if none, Residence:
                           501 16th Avenue N.E., Austin, Minnesota    55912-3680

Item 2 (c)  Citizenship:
                           Minnesota

Item 2 (d)  Title of Class of Securities:
                           Common Stock

Item 2 (e)  CUSIP Number:
                           440452-10-0

Item 3.  Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b)
                           Not applicable

Item 4.  Ownership
                           (a) Amount Beneficially Owned:
                                            32,031,361
                           (b) Percent of Class:
                                            43.58%
                           (c) Number of shares as to which such person has:
                               (i)   sole power to vote or to direct the
                                     vote
                                                     32,031,361
                               (ii)  shares power to vote or to direct
                                     the vote
                                                     --
                               (iii) sole power to dispose or to direct
                                     the disposition of
                                                     32,031,361
                               (iv)  shares power to dispose or to
                                     direct the disposition of
                                                     --

Item 5.  Ownership of Five Percent or Less of a Class
                           Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person The Hormel Foundation is a charitable foundation incorporated in 1941; amended and restated July 28, 1980. Its assets include common stock of the issuer which it has sole power to vote and the sole power of disposition. Some of such common stock is held in the capacity of trustee of various trusts for which other persons have the right to receive dividends. Each other person having the right to receive dividends on such common stock constituting more than five percent of the outstanding common stock of the Issuer are the following:

                                            George A. Hormel II
                                            Jamie Renee Hormel
                                            Thomas D. Hormel
                                            Rampa Robinson Hormel
                                            James C. Hormel

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
                                    Not applicable

Item 8.  Identification and Classification of Members of the Group
                                    Not applicable

Item 9.  Notice of Dissolution of Group
                                    Not applicable

Item 10. Certification
                                    Not applicable

Signature:


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999

THE HORMEL FOUNDATION



Signature

D. J. HODAPP,   Treasurer
Name/Title